UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

DOUGLAS DYNAMICS, INC.

(Exact name of the registrant as specified in its charter)

Delaware	001-34728
(State or other jurisdiction of incorporation)	(Commission file number)

11270 W Park Place Ste 300, Milwaukee, Wisconsin	53224
(Address of principal executive offices)	(Zip code)

Sarah Lauber Chief Financial Officer and Secretary	(414) 354-2310
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

Douglas Dynamics, Inc. (the “Company”) is filing a Conflict Minerals Report as Exhibit 1.01 hereto. Together with this disclosure, the Conflict Minerals Report will be made publicly available in the Investor Relations section of the Company’s investor relations website at https://ir.douglasdynamics.com as of the date of this filing.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DOUGLAS DYNAMICS, INC.

/s/ Sarah Lauber		May 18, 2023
By	Sarah Lauber	(Date)
Chief Financial Officer and Secretary